February 18,
2025

Dan Tapiero
Chief Executive Officer
1RT Acquisition Corp.
205 West 28th Street
2nd Floor Suite C
New York, New York 10001

        Re: 1RT Acquisition Corp.
            Draft Registration Statement on Form S-1
            Submitted February 11, 2025
            File No. 377-07722
Dear Dan Tapiero:

        Our initial review of your draft registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your draft registration statement does not include a signed audit report and does not identify your independent registered public accounting firm. Please ensure that the financial statements are audited in accordance with the standards of the PCAOB and that your auditor complies with
the Commission   s standards for auditor independence. Refer to Rule 8-08 of
Regulation S-X.

       We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation